Exhibit 99.2
GOLDCORP INC.
(the “Corporation”)
Annual and Special Meeting of Holders of
Common Shares
May 18, 2011
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon
Resolution #1:  Election of Directors
The ten nominees set forth in the Corporation’s management information circular (the “Circular”) dated March 28, 2011 were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Number of Shares	Percentage of
Nominees	in Favour	Votes Cast
Ian W. Telfer	532,600,088	98.7%
Douglas M. Holtby	538,618,887	99.8%
Charles A. Jeannes	537,907,253	99.7%
John P. Bell	538,079,037	99.7%
Lawrence I. Bell	535,276,332	99.2%
Beverley A. Briscoe	538,149,516	99.7%
Peter J. Dey	536,862,785	99.5%
P. Randy Reifel	530,109,055	98.3%
A. Dan Rovig	537,045,461	99.5%
Kenneth F. Williamson	538,593,531	99.8%

Resolution #2:  Appointment of Auditors
On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.
Resolution #3:  Amended and Restated Stock Option Plan
On a show of hands, the Chairman declared that the shareholders approved an amended and restated stock option plan for the Corporation, as more particularly described in the Circular.

Resolution #4:  Amendment to the Articles
The resolution approving the amendment to the Corporation’s articles, as more particularly described in the Circular, was passed by two-thirds of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	532,611,184	98.7%
Votes Against	6,821,583	1.3%
Total Votes Cast	539,432,767	100%

Resolution #5:  Shareholder Proposal
The shareholder proposal, attached as Schedule “C” to the Circular, was rejected by the shareholders. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	31,502,689	5.8%
Votes Against	507,921,187	94.2%
Total Votes Cast	539,423,876	100%